As of June 30, 2013, the following persons or entities now own more than 25% of a funds voting security.

Person/Entity

AMERICAN SKANDIA LIFE ASSURNACE CORP.
ACCESS VP HIGH YIELD                     39.78%



As of June 30, 2013, the following
persons or entities no longer own
more than 25% of a funds voting security.


NATIONWIDE LIFE INSURANCE COMPANY
ACCESS VP HIGH YIELD			13.25